Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

Asker, 4 May 2006

Dear Sir/Madam,

As part of our ongoing obligations pursuant to Rule 12g3-2(b), please find enclosed the following information recently submitted by Tomra Systems ASA to the Oslo Stock Exchange:

- The 2006 AGM protocol
- Copies of recent stock exchange announcements by Tomra Systems ASA.

Best regards

Håkon Volldal
VP Investor Relations & Business Development
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

TOMRA SYSTEMS ASA

082-03334

OSLO BØRS NewsWeb

Ticker: TOM | No of announcements: 5 | From: 01.

Type of announcement: GENERAL MEETING INFORMATION | To: 10.

MINUTES FROM ANNUAL MEETING OF SHAREHOLDERS

04.05.06 07:40 Market=OB TOM

general meeting information 45K

Please find attached the protocol from Tomra Systems ASA`s Annual Meeting of Shareholders held at the company`s offices at Drengsrudhagen 2, Asker, Norway, on Wednesday 3 May 2006.

A signed protocol has been faxed to Oslo Børs.

Asker, 3 May 2006
Tomra Systems ASA

MINUTES OF

ANNUAL GENERAL MEETING

IN

TOMRA SYSTEMS ASA

The ordinary annual general meeting in Tomra Systems ASA was held on 3 May 2006 at 18.00 at the offices of the company at Drengsrudhagen 2 in Asker, Norway.

The following matters were dealt with:

1. Opening of the general meeting by the chairman of the board of directors. Registration of attending shareholders including shareholders represented by proxy

The chairman of the board of directors, Jan Chr. Opsahl, opened the general meeting and advised that 33,955,851 shares, corresponding to 19.02 % of the issued shares were represented, whereof 8.33 % by proxy.

A list of attending shareholders is set out in appendix 1.

2. Election of the chairman of the meeting

Jan Chr. Opsahl was elected as chairman of the meeting.

3. Election of one person to sign the minutes together with the chairman of the meeting

Sigurd Humerfelt was elected to sign the minutes together with the chairman of the meeting.

4. Approval of the notice of the meeting and the agenda

There were no objections to the notice of the meeting or the agenda.

The notice and the agenda were approved.

5. Report by the management on the status of the company and the group

The group's Chief Executive Officer, Amund Skarholt, gave a presentation of the group's business in 2005 and outline for 2006. The annual report and accounts for 2005 were reviewed in the presentation.

6. Approval of the annual accounts and annual report for 2005 for the company and the group, including proposal for dividend distribution

The net income of Tomra Systems ASA in 2005 was minus NOK 80.4 millions. The annual report and accounts for 2005 were presented for approval, including the proposal on dividend distribution from the board of directors. The company's auditor KPMG, represented by Henning Aas, presented the auditor's report.

In accordance with the proposal of the board of directors, with 33,852,071 votes against 103,780 blank votes, the general meeting passed the following resolution:

> *"The annual report and accounts for 2005 are approved. An ordinary dividend of NOK 0.35 per share shall be distributed. The dividend is to be paid to those who are the company's shareholders on expire of the day of the annual general meeting 3 May 2006. The shares will be traded on the Oslo Stock Exchange excluding dividend as of 4 May 2006."*

7. Determination of remuneration for the board of directors, board committees and auditor

In accordance with the proposal from the board of directors, with 33,207,736 votes against 748,115 nay votes, the general meeting passed the following resolution:

> *"For 2005 the board of directors is remunerated as follows:*
>
> *Chairman of the board: NOK 650,000*
> *External board members: NOK 350,000*
> *Internal board members: NOK 200,000*
>
> *In addition, a remuneration of NOK 25,000 per annum is to be paid out to members for the work done in the compensation committee, audit committee and nomination committee.*
>
> *If a board member is engaged in extraordinary work beyond ordinary board and committee work, such board member will be remunerated with NOK 10,000 per day limited to a total of NOK 150,000 per annum.*
>
> *The auditor's fees for audit of Tomra Systems ASA for 2005 in accordance with bill of NOK 656,000 is approved."*

8. Election of board of directors and nomination committee

The general meeting unanimously elected the following persons as members of the board of directors for 2006/2007:

> Chairman: Jan Chr. Opsahl (re-elected)
> Member: Jørgen Randers (re-elected)
> Member: Hanne de Mora (re-elected)
> Member: Rune Bjerke (re-elected)

Member: Grethe Aasved (re-elected)

The general meeting unanimously elected the following nomination committee for 2006/2007:

Chairman: Halvor Løken (re-elected)
Member: Tom Knoff (re-elected)
Member: Jan Chr. Opsahl (re-elected)

9. Revocation of unused authorisations for share issues. New authorisation regarding directed share issues to effect acquisitions or mergers

In accordance with the proposal from the board of directors, with 33,141,756 votes against 814 095 nay votes, the general meeting passed the following resolution:

"All existing authorisations to the board of directors to increase the share capital by new issue of shares are revoked to the extent they are unused. The board of directors is given authorisation to increase the share capital by new issue of shares by up to NOK 17,300,000 (9.96 % of the share capital after the amortisation resolution proposed in matter 10). The authorisation can only be utilized in connection with mergers with or acquisitions of companies or businesses. The shareholders' preferential right to subscribe according to allmennaksjeloven (Public Limited Companies Act)§ 10-4 may be set aside. The authorisation encompasses non-cash contributions and the right to assume special obligations as well as a decision on a merger. The authorisation shall be valid until the annual general meeting in the spring of 2007. If the authorisation is utilised, the board may change § 4 of the by-laws accordingly."

10. Reduction of the share capital by amortisation of treasury shares – amendment to company by-laws

In accordance with the proposal from the board of directors, the general meeting unanimously passed the following resolution:

"The share capital of the company is to be reduced by NOK 4,844,695 by amortisation of the 4,844,695 treasury shares."

In accordance with the proposal from the board of directors, the general meeting further unanimously passed a resolution to amend the by-laws of the company, to read as follows:

"§ 4
The share capital is NOK 173,641,864 divided into 173,641,864 shares, each with a par value of NOK 1.00. The shares of the company shall be registered in Verdipapirsentralen."

11. Authorisation to acquire treasury shares

In accordance with the proposal from the board of directors, the general meeting unanimously passed the following resolution:

"The authorisation to the board of directors to acquire treasury shares given on extraordinary general meeting 14 October 2005 is revoked to the extent not used. The revocation only becomes effective upon registration of the new authorisation to acquire treasury shares, cf. the following.

The board of directors is authorised to acquire treasury shares. The authorisation is valid until the next annual general meeting. The highest nominal value of the shares that the company may altogether acquire is NOK 10,000,000.

Acquisition of treasury shares shall be executed over the stock exchange within a normal spread. The board of directors may in addition determine that acquisitions shall take place through an offer to shareholders who own not more than 1,000 shares at a price close to the price at which the shares have been traded in a period preceding the time of the offer. The company shall on acquisition of treasury shares pay a consideration of minimum NOK 20 and maximum NOK 200 for each share. Disposal of treasury shares may only be carried out to fulfil stock option programmes for the employees of the group."

* * *

There were no further matters to be dealt with, and the meeting was adjourned.

Asker, 3 May 2006

Sign.	Sign.
Jan Chr. Opsahl	Sigurd Humerfelt

04.05.06 07:41 Market=OB **TOM TRADING EX. DIVIDEND** ex date

The shares in Tomra Systems ASA will as of Thursday 4 May 2006 be traded on the Oslo Stock Exchange ex the 2005 dividend of NOK 0.35 per share.